Re:	UAL Corporation
Registration Statement on Form S-4 Filed June 25, 2010
File No. 333-167801

Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010 Form 10-Q for the quarter ended March 31, 2010
Filed April 27, 2010
Definitive Proxy on Schedule 14A
Filed April 20, 2010
File No. 001-06033

August 2, 2010

Dear Mr. Webb:

Our client, UAL Corporation (“UAL” or the “Company”), today filed with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S–4 (the “Registration Statement”) relating to the proposed business combination transaction involving UAL and Continental Airlines, Inc. (“Continental”). For your convenience, we have enclosed herein four marked copies of Amendment No. 1, which have been marked to show changes made to the original Registration Statement, as well as four unmarked copies of Amendment No. 1.

Set forth below are UAL’s responses to the comments of the Staff of the Commission (the “Staff”) contained in its letter to UAL, dated July 22, 2010. For convenience of reference, the Staff’s comments have been reproduced herein in italics. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1, unless otherwise noted.

General

1.

We note the prospectus supplements pursuant to Rule 424(b)(5) dated June 29, October 2, October 6, and November 17, 2009. We are unable to locate an unqualified Exhibit 5 legality opinion for the specific securities sold in these particular offerings, which refer to the shelf registration statements on Form S-3 filed on June 19, 2007 and December 1, 2008. Please file the opinions by post-effective amendment or incorporate from Form 8-K as appropriate, or advise. Please consider Compliance and Disclosure Interpretation 212.05 for 1933 Act Rules as guidance

In response to this Comment 1, UAL filed a Form 8-K on August 2, 2010 that incorporates by reference unqualified Exhibit 5 legality opinions into prospectus supplements dated June 29, October 2, October 6 and November 17, 2009 related to the specific securities sold in each of those offerings.

Registration Statement on Form S-4

General

2.	Please provide us with copies of the “board books” and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

As discussed with Mr. Nolan McWilliams, a copy of the presentation materials presented to the UAL board of directors on April 30, 2010 by J.P. Morgan Securities Inc. (“J.P. Morgan”) and Goldman, Sachs & Co. (“Goldman Sachs”), together with a copy of the engagement letters of each of J.P. Morgan and Goldman Sachs, will be furnished supplementally to the Staff by Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to J.P. Morgan and Goldman Sachs, under separate cover.

In addition, a copy of the presentation materials presented to the Continental board of directors on May 2, 2010 by Lazard Freres & Co. LLC (“Lazard”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”), together with a copy of the engagement letters of each of Lazard and Morgan Stanley, will be furnished supplementally to the Staff by Gibson, Dunn & Crutcher LLP, counsel to Lazard and Morgan Stanley, under separate cover.

Interests of Continental Directors and Executive Officers in the Merger, page 4

3.	Please quantify the aggregate amounts of all benefits which officers and directors receive in the merger which regular shareholders do not. Use tabular presentation if that makes it easier to understand for shareholders.

The applicable disclosures in the Registration Statement have been revised to quantify the anticipated amounts of benefits that officers and directors of Continental who are not expected to be officers and directors of the combined company will receive in connection with the merger. Similar disclosures have also been included regarding officers and directors of UAL. Please see page 5 of Amendment No. 1 for Continental’s revised disclosure and page 4 of Amendment No. 1 for UAL’s revised disclosure.

Solicitation of Proxies, page 33

4.	We note your disclosure that UAL’s directors, officers, and employees may also solicit proxies. Please revise your disclosure here to remove doubt as to who is a participant by (i) identifying by name the participant; and (ii) stating definitively that such person is a participant in the solicitation. Refer to Instruction 3 to Item 4 of Schedule 14A for the definition of a participant. Please also apply this comment and the following comment to disclosure regarding the solicitation of proxies by Continental on page 37.

The applicable disclosure in the Registration Statement has been revised in response to this Comment 4 to clarify who is a participant in the solicitation. Please see page 33 of Amendment No. 1 for UAL’s revised disclosure and page 37 of Amendment No. 1 for Continental’s revised disclosure.

5.	We note that proxies may be solicited in person, by telephone, or by other electronic means including by internet and facsimile. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

In response to this Comment 5, UAL confirms that it will file all written soliciting materials as required by Rule 425 and Rule 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). UAL has been advised by Continental that Continental will also file all written soliciting materials as required by Rule 425 and Rule 14 of the Exchange Act.

Background of the Merger, page 38

6.	Please refer to the third paragraph of this section on page 38. Please revise the second sentence, if true, to clarify that the other airline obtained its preferred security after the 2006 authorization to consider a business consolidation transaction.

The applicable sentence in the Registration Statement has been revised in response to this Comment 6. Please see page 38 of Amendment No. 1.

7.	Please revise the first full paragraph on page 42 to disclose how the exchange ratio of 1.05 UAL shares per each share of Continental common stock was determined, including which party proposed the ratio.

The applicable paragraph in the Registration Statement has been revised in response to this Comment 7. Please see page 42 of Amendment No. 1.

UAL’s Reasons for the Merger, page 45

8.	Please revise the first paragraph to clarify that all material factors are discussed in this section.

In response to this Comment 8, the first paragraph on page 47 of Amendment No. 1 has been revised to clarify that all material factors that the UAL board of directors considered are discussed in this section. In addition, the first paragraph on page 45 of Amendment No. 1 has been revised to clarify that the factors listed in that paragraph are the principal factors that were considered by UAL’s board of directors.

9.	Please revise the first bullet to briefly explain what you believe your complementary strengths to be.

The applicable bullet in the Registration Statement has been revised in response to this Comment 9. Please see page 45 of Amendment No. 1.

10.	Please revise the third bullet to list and quantify, to the extent able, the expected synergies.

The applicable bullet in the Registration Statement has been revised in response to this Comment 10. Please see page 45 of Amendment No. 1.

11.	Please revise the fifth bullet on page 46 to quantify the estimated integration cost.

The applicable bullet in the Registration Statement has been revised in response to this Comment 11. Please see page 46 of Amendment No. 1.

12.	Please tell us why the extremely broad range shown by the Comparable Companies Analysis (0.141 to 1.287) on page 53 does not show primarily that that particular analysis is not useful for a fairness analysis.

UAL’s financial advisors have informed the Company that the range of 0.141 – 1.287 derived under the Comparable Companies Analysis was one of the many factors considered by them in reaching their fairness determination. As part of their consideration, they did not isolate the various analyses or reach separate conclusions as to the usefulness of any particular analysis, regardless of the result of such analysis. Rather, UAL’s financial advisors reached a single conclusion as to fairness based on their experience, professional judgment and all the analyses as a whole. The Company notes that this is reflected in the first paragraph under the caption “THE MERGER—Opinions of UAL’s Financial Advisors—General” on page 57 of Amendment No. 1 which states that “[I]n arriving at their fairness determination, UAL’s financial advisors considered the results of all of their analyses and did not attribute any particular weight to any factor or analysis considered by them. Rather, UAL’s financial advisors made their determination as to fairness on the basis of their experience and professional judgment after considering the results of all of their analyses.”

Litigation, page 88

13.	Please provide us with copies of the complaints for the actions discussed.

In response to this Comment 13, four copies of each of the complaints for the actions discussed in the Registration Statement are enclosed.

The Merger Agreement, page 90.

14.	We note the second paragraph of this section. Please confirm that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. Alternately, revise the prospectus.

In response to this Comment 14, UAL confirms that there are not conditions that differ from the representations and warranties so greatly as to make any statements in the prospectus misleading by the omission of such statement. UAL has been advised by Continental that Continental agrees with the foregoing statement.

Material U.S. Federal Income Tax Consequences, page 105

15.	It appears you are planning on filing a short-form tax opinion. As such, please delete the phrase “general summary” in the first sentence of this section as the discussion is counsel’s opinion.

The applicable sentence in the Registration Statement has been revised in response to this Comment 15. Please see page 106 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(i) Intangible Assets, page 116

16.	Based upon the explanation that you have provided for the adjustment to the intangible asset balance (i.e., adjustment “i”) in your pro forma financial statements, it appears that you may intend to treat the purchase price consideration allocated to “take-off and landing slots” as an indefinite-lived asset. However, based upon Footnote 3 to the financial statements included in your fiscal year 2009 Form 10-K, it appears that the value assigned to “Airport slots and gates” is sometimes amortized. In this regard, please tell us (i) the factors that you consider and/or assumptions that you make when determining whether the value assigned to “airport slots and gates” should be amortized or treated as an indefinite-lived intangible asset and (ii) whether any portion of the merger purchase price assigned to “take-off and landing slots” will be amortized based upon such factors or assumptions. In addition, tell us the total amount of purchase price that you currently plan to allocate to the “take-off and landing slots.”

Footnote 3 of the Company’s 2009 Form 10-K reflects the total net book value of “Airport slots and gates” to be $254 million at December 31, 2009, of which $35 million was amortizable. For UAL, the airport slots that are being amortized are all at U.S. airports and were recognized as part of fresh-start accounting in 2006. In addition, airport slots at international locations were all recognized as indefinite-lived assets in the Company’s historical financial statements. For the domestic slots, at fresh-start the Company had no significant concentrations at any airport and none of these slots were at the Company’s hub airports, and as such, the Company followed historical airline industry practice in designating such domestic slots as finite-lived assets.

The total amount of the purchase price allocated to Continental’s take-off and landing slots is estimated to be approximately $1 billion. A summary of the valuations and the estimated useful lives is as follows (in millions):

	Amount	Life
Newark Liberty airport slots	$497	Indefinite
International slots	$455	Indefinite
Other U.S. airport slots	$72	Finite

Accounting rules (ASC 350-30-35) indicate that factors such as the expected use of the asset or related assets are among the factors to take into consideration in determining the useful life of an intangible asset. Furthermore, “if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.” Similar to the treatment of international slots recognized as indefinite-lived assets by UAL at fresh-start, Continental’s international slots are located at high-demand airports with substantial operating restrictions and the Company has no foreseeable expectation for change in these restrictions.

At Newark Liberty airport, the Federal Aviation Administration and Department of Transportation have historically treated the airport as High Density and have established a fixed number of take-off and landing slots restricting the amount of flights at this airport and the other two New York-area airports (John F. Kennedy and La Guardia). Continental utilizes Newark Liberty (operating approximately 70% of the total daily departures from the airport) as a hub airport and has a significant investment in the airport facilities with corresponding long-term leases. A key element of the Company’s long-term strategy following the merger is to remain first or second in market share in the regions in which the Company operates. Continental’s Newark Liberty hub is essential to that strategy from both a domestic perspective and, critically, as the combined company’s primary U.S. gateway to Europe. Accordingly, the Company plans to continue to operate as a hub in Newark Liberty indefinitely. The Company is not aware of any legal, regulatory, contractual, competitive, economic, or other factors limiting the life of the Company’s Newark operations and, as such, the Company anticipates treating these slots at Newark Liberty as indefinite-lived assets. Consistent with the Company’s current accounting policy for domestic slots, the Company plans to treat the remaining Continental slots at non-hub U.S. airports as finite-lived assets.

17.	Please explain to us why your pro forma adjustment to intangible assets only resulted in an $8 million pro forma increase to amortization expense for the quarterly period ended March 31, 2010, given that it resulted in a $66 million pro forma increase to amortization expense for the fiscal year ended December 31, 2009. As part of your response, tell us (i) what portion of your $2.2 billion pro forma adjustment is expected to be allocated to amortizable intangible assets and (ii) the weighted-average period over which you plan/expect to amortize such balance.

The Company has revised its estimates of amortizable intangible assets and their useful lives and has updated its pro forma condensed combined balance sheet as of June 30, 2010 and the pro forma statements of operations for the year ended December 31, 2009 and for the six months ended June 30, 2010. The revised pro forma adjustment for intangible asset amortization expense for the year ended December 31, 2009 and the six months ended June 30, 2010 is an increase in expense of $97 million and $37 million, respectively. The revised adjustment for the year ended December 31, 2009 is still higher than the annualized revised amount for the six months ended June 30, 2010, as certain of the amortizable intangible assets are fully amortized within one year and others are expected to be amortized using an accelerated amortization method that reflects the economic benefit of the asset, consistent with ASC 350-30-35-6. These are primarily customer-related intangible assets that derive their value from the future cash flows expected from Continental’s customer relationships valued using the income approach, with an attrition rate resulting in a dissipation of the future cash flows over time. The portion of the pro forma adjustment as of June 30, 2010 to record amortizable intangible assets is $583 million. The weighted-average period of amortization is approximately six years.

(r) Continental Stockholders’ Equity, page 118

18.	We note that your unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009 includes a $404 million adjustment to reflect lower aircraft fuel expenses related to Continental’s fuel hedge losses that were previously deferred in accumulated other comprehensive income (loss), but will be eliminated upon the application of acquisition method accounting. In this regard, it is unclear to us why you believe that the elimination of the net accumulated other comprehensive loss balance related to Continental’s prior fuel hedge activity would have a continuing impact on post-merger (i.e., combined company’s) results. Furthermore, it is unclear why fuel hedge losses that were deferred by Continental (i.e., not expensed in the statement of operations) would result in a pro forma reduction to fuel costs in the combined company’s pro forma statement of operations. Please explain the reason for your adjustment or revise. In addition, to the extent that you continue to believe that your pro forma adjustment is appropriate, please explain to us why a similar adjustment was not required in the unaudited pro forma condensed combined statement of operations for the quarterly period ended March 31, 2010.

As disclosed in the first paragraph of the head note to the pro forma financial information on page 111 of Amendment No. 1, the Company has prepared these pro forma condensed combined statements of operations after giving effect to the merger as if it had been consummated on January 1, 2009, the beginning of the earliest period presented, as required by Rule 11-02 of Regulation S-X. As of that date, Continental had deferred in accumulated other comprehensive income $404 million of losses on fuel hedge contracts that Continental had accounted for as hedges pursuant to ASC 815, Derivatives and Hedging. Because acquisition accounting results in the elimination of the balance of accumulated other comprehensive gain and loss, given that such deferred items have no fair value at the acquisition date, the Company believes that the subsequent recognition of these losses (which were recorded as part of historical aircraft fuel expense during 2009) should be eliminated in the pro forma financial statements. Similar treatment in the pro forma financial statements was afforded to the pension and post retirement benefit prior service cost and actuarial gains and losses deferred in accumulated other comprehensive income on the assumed acquisition date of January 1, 2009. No fuel-related adjustment was reflected in the pro forma quarterly period ended March 31, 2010 as all of the deferred fuel hedge losses at January 1, 2009 related to fuel hedge contracts which were settled by the end of 2009.

Where You Can Find Information, page 139

19.	Please update to cite all additional documents that will be incorporated by reference as of your registration statement’s effective date.

In response to this Comment 19, the Registration Statement has been updated to cite all additional documents that will be incorporated by reference therein as of its effective date. Please see pages 140 and 141 of Amendment No. 1.

Other

20.	Please update the financial information contained in your filing (e.g., the “summary historical consolidated financial data” and “unaudited pro forma condensed combined financial information”) to reflect information from your most recently filed periodic reports.

In response to this Comment 20, the financial information contained in the Registration Statement has been updated to reflect information from UAL’s and Continental’s most recently filed periodic reports.

Exhibit 8.1

21.	Please have counsel either revise its opinion to delete the second and third sentences of the last paragraph on page 1 or confirm that it will refile the opinion dated the date of effectiveness.

In response to this Comment 21, counsel for each of UAL and Continental have provided a “form” tax opinion to be filed with the Registration Statement and have confirmed that such opinion will be subsequently refiled and dated the date of effectiveness. Please see Exhibits 8.1 and 8.2 of Amendment No. 1.

22.	Please have counsel revise the first paragraph on the second page to clearly state that the discussion in the material tax consequences section of the prospectus is counsel’s opinion. It is inappropriate for the short-form opinion to state that the statements in the prospectus are an accurate summary or discussion of the tax consequences.

The applicable paragraph in the Registration Statement has been revised in response to this Comment 22. Please see Exhibit 8.1 of Amendment No. 1.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Revenues, page 42

23.	While we acknowledge that the statistical and unit measurements provided in your MD&A disclosure provide meaningful information regarding the period-to-period changes in your passenger revenue, we also believe that your disclosure could be further enhanced by directly addressing factors such as changes in the number of passengers carried and changes in average ticket price. Please expand your disclosure accordingly, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

The Company defines key operational unit measures (Mainline Operating Statistics) in the footnotes to its Item 6 – Selected Financial Data table on page 35 of its 2009 Form 10-K. Although the Company discloses the number of revenue passengers boarded, it uses available seat miles (“ASMs”) and revenue passenger miles (“RPMs”) as better comparative measures of available capacity and passenger volume when evaluating its revenue performance relative to its peers, and relative to earlier comparable periods for the Company.

The airline industry has long evaluated overall passenger revenue performance as a function of passenger revenue per available seat mile (“PRASM”). There are two primary variables which explain changes in PRASM: (a) change in the average price paid per revenue passenger mile (yield); and (b) change in the ratio of RPMs to ASMs (load factor). The Company believes that these operational measures provide the best explanations of price and volume changes impacting passenger revenue, and also provide for consistent comparisons of these measures across the Company’s peer group.

Changes in the number of passengers boarded and changes in the average price per passenger boarded do not fully explain important underlying revenue trends. For example, the Company could experience no change in the number of enplaned passengers, but could have an increase in revenue from seat sales due to the same number of customers purchasing tickets on average for longer flights. Similar to the issue of utilizing enplaned passengers as a volume measure, average ticket price does not take into account whether revenue increased because customers purchased a higher proportion of tickets for longer flights. Average price per ticket is not a measure commonly used by global air carriers, so it usually cannot be used to make revenue performance comparisons to the Company’s peer group. For these reasons, the Company believes the measures currently utilized to describe its revenue fluctuations in its 2009 Form 10-K are adequate and disclosure of the suggested additional measures is not necessary.

In future Form 10-Q and 10-K filings, the Company will include the following language as an introduction to its MD&A discussion of revenue variances to further clarify the measures used:

“The discussion below utilizes certain statistical and unit measures the Company believes are useful for evaluation of its passenger revenue performance on a “price-volume” basis. The key volume metrics utilized by the Company are available seat miles, which is the number of seats available for passengers multiplied by the number of miles those seats are flown; revenue passenger miles, which is the number of scheduled miles flown by revenue passengers; and load factor, which is RPMs divided by ASMs. The key price measures utilized by the Company are passenger revenue per ASM (PRASM) and passenger revenue per RPM (yield).”

Operating Expenses, page 45

24.	We note that during fiscal year 2009, you recognized significant non-cash fuel hedge gains, while also recognizing material cash fuel hedge losses. Similarly, non-cash fuel hedges had a materially different impact on your fiscal year 2008 operating results than cash fuel hedges. Given the observations noted above, we believe that you should expand your MD&A disclosure to separately discuss the factors directly impacting the gains and losses recognized for non-cash fuel hedge activity versus cash fuel hedge activity. Please revise your disclosure accordingly, or advise. In addition, please provide your proposed expanded disclosure as part of your response.

The Company’s discussion of results of operations separately explains cash and non-cash fuel hedge impacts. A cash hedge gain/loss includes actual cash paid or received upon settlement of derivative contracts plus or minus the initial amount paid or received for the derivative, if any. A non-cash hedge gain/loss represents unrealized mark-to-market (“MTM”) gain/loss recorded during a period and, in the period of settlement, the reversal of previously recorded MTM gain/loss. The purpose of this information is to allow investors to better understand the amount of the Company’s fuel cost in each period that is attributable to fuel derivative cash settlement impacts, as well as the periodic impact of marking to market those fuel derivative contracts which have not yet settled. The Company has consistently presented its fuel hedge gains and losses in this manner since 2008, when extreme fuel price volatility resulted in material unrealized MTM losses.

The Company included several disclosures regarding the impact of cash and non-cash fuel hedge gain/loss in its 2009 10-K. Please note the following detailed disclosure that was included under “Business” on page 6 of the 2009 10-K:

Fuel. The price and availability of jet fuel significantly affects the Company’s results of operations. Fuel has been one of the Company’s largest operating expenses for the last several years. The Company has a risk management strategy to hedge a portion of its price risk related to projected jet fuel requirements. The Company’s hedging strategy currently utilizes purchased calls and swaps. If fuel prices rise above the fixed swap price, the Company’s counterparties are required to make settlement payments to the Company, while if fuel prices fall below the fixed swap price, the Company is required to make settlement payments to its fuel hedge counterparties. In addition, the Company has been, and may in the future be, required to provide counterparties with cash collateral prior to settlement of the hedge positions.

Fuel prices were extremely volatile during the three year period ended December 31, 2009, as shown in the table below. In 2009, the Company benefited from a lower average purchase price as compared to the two prior years due to lower market prices for jet fuel. The Company’s operating results in 2008 were adversely impacted by the unprecedented increase in the price of crude oil to a peak of approximately $145 per barrel in July 2008, followed by a decrease of more than $100 per barrel to approximately $45 per barrel in December 2008. This volatility resulted in the Company reporting total fuel hedge losses of approximately $1.1 billion in 2008. A significant portion of these losses was unrealized as of December 31, 2008 and the related contracts were settled in 2009, as shown in the table below. Fuel prices were somewhat less volatile in 2009 and 2007, as compared to 2008, resulting in less significant hedge impacts in these years. Total fuel hedge gains of $135 million and $83 million were reported in 2009 and 2007, respectively. The Company’s results of operations benefit from lower fuel prices on its unhedged fuel consumption and its liquidity is subject to fluctuations based on cash settlements and collateral that may be required.

The Company accounts for the majority of its fuel derivative contracts as economic hedges, which are marked-to-market with gains and losses classified as fuel expense. Remaining fuel derivative contracts which do not qualify for economic hedge accounting are marked-to-market with gains and losses classified as nonoperating expense. See Item 7A, Quantitative and Qualitative Disclosures About Market Risk and Note 12, “Fair Value Measurements and Derivative Instruments,” in the Footnotes for additional details regarding gains and losses from settled and open positions, cash settlements, unrealized amounts at the end of the period and hedge collateral. Derivative gains and losses from contracts qualifying for economic hedge accounting are recorded in Mainline fuel expense and are not allocated to Regional Affiliates fuel expense.

	$			Average price per gallon (in cents)
(In millions, except per gallon)	2009	2008	2007	2009	2008	2007
Mainline fuel purchase cost	$3,509	$7,114	$5,086	180.7	326.0	221.9
Non-cash fuel hedge (gains) losses in Mainline fuel	(586)	568	(20)	(30.2)	26.0	(0.9)
Cash fuel hedge (gains) losses in Mainline fuel	482	40	(63)	24.8	1.9	(2.7)

Total Mainline fuel expense	3,405	7,722	5,003	175.3	353.9	218.3
Regional Affiliates fuel expense (a)	799	1,257	915	201.8	338.8	242.7

UAL system operating fuel expense	$4,204	$8,979	$5,918	179.8	351.7	221.7

Non-cash fuel hedge (gains) losses in nonoperating income (expense)	$(279)	$279	$—
Cash fuel hedge losses in nonoperating income (expense)	248	249	—
Mainline fuel consumption (gallons)	1,942	2,182	2,292
Regional Affiliates fuel consumption (gallons)	396	371	377

Total fuel consumption (gallons)	2,338	2,553	2,669

The Company believes that the terms “cash” and “non-cash” are generally understood by investors. Other airlines that do not apply cash flow hedge accounting, as well as companies in other industries, routinely use the term “non-cash” or similar terms such as “mark to market” or “unrealized gain/loss” to describe gains and losses on derivatives that have not settled. In addition, many companies routinely use the term “non-cash” to describe asset impairments and non-cash restructuring charges.

The Company therefore believes that it has provided adequate disclosure of these matters in its 2009 Form 10-K as filed. However, the Company will provide the following additional definitions in future Form 10-Q and Form 10-K filings:

“Cash gain/loss represents actual cash paid or received upon settlement of derivative contracts, plus or minus the initial amount paid or received for the derivative, if any. Non-cash gain/loss represents all unrealized mark-to-market (“MTM”) gains/losses recorded during a period and, in the period of settlement, the reversal of previously recorded MTM gain/loss.”

Item 8. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

(g) Mileage Plus Awards, page 86

25.	Please disclose the portion of each period’s miles sales that are recognized immediately (i.e., for the marketing-related element) and the portion that were deferred (i.e., for the air transportation element), as well as the gross amounts of miles sales proceeds in each period. In this regard, refer to comment 8 of our comment letter dated August 19, 2008.

As shown in the table below, the information the Staff requested is relatively consistent with the data for the years ended December 31, 2007 and 2006 that the Company disclosed in its letter to the Staff on August 28, 2008. Note that the increase in cash received in 2008 occurred due to one significant advanced sale of miles transaction of $500 million that occurred in 2008 and which was separately disclosed in the Company’s 2009 and 2008 annual reports on Form 10-K.

(in millions) Period	Cash Proceeds from Sale of Miles to Non-airline Third Parties	Other Revenue Recognized from Miles Sold to Non-airline Third Parties
Year ended December 31, 2009	$946	$256
Year ended December 31, 2008	1,355	260

As disclosed in the Company’s August 28, 2008 letter to the Staff, it was the Company’s intention to include this information in the Company’s future Form 10-K filings. However, the Company inadvertently omitted the above information from its 2009 and 2008 annual reports on Form 10-K.

Upon receipt of this Comment 25, the Company has performed additional research on this requested disclosure and now believes the additional disclosure recommended could be potentially confusing to investors, given the fact that the revenue recognition pattern of the two components of these cash flows is significantly different. As a result the Company believes the disclosure of these amounts should be made based on the nature of each of the individual components recognized and aggregated along with any similar transactions. Further, sales proceeds are recorded in different periods than revenue. For instance, the Company receives cash proceeds from sales of miles to its credit card partner but does not recognize revenue until the miles purchased by the credit card partner are distributed to their customer accounts. Specifically, the transaction referenced is a multiple element arrangement that results in the allocation of revenue from the separate elements under ASC 605-25, Revenue Recognition-Multiple Element Arrangements, (formerly EITF 00-21) using the residual method. The revenue recognized for each element is based on the individual characteristics of each of the individual elements (e.g. passenger transportation revenue and other marketing revenue) as disclosed in the Company’s accounting policy footnote. Revenue for each of these elements is appropriately recognized and classified within passenger and other revenues along with other sources of passenger and other revenues within the Company’s financial statements.

With respect to the marketing element, this amount of other revenue does not meet the level of required disclosure since the marketing-related revenue recognized in 2009 was approximately 1.5% of the Company’s total revenues. The Company has also noted that its competitors have not made similar disclosures of gross cash proceeds from the sale of miles to non-airline parties.

When considered to be material to investors, the Company will continue to disclose significant cash impacts from individual sale of miles transactions, such as the disclosures of $500 million of advance sale proceeds in 2008 (see Note 16 of the 2009 Form 10-K) and $200 million of advance sale proceeds in 2005 (see Note 18 of the 2006 Form 10-K).

(p) New Accounting Pronouncements

Retrospective Adoption of ASC 470 Update and ASC 260 Update, page 89

26.	While we note that the adoption of the “ASC 470 Update” impacted the accounting treatment for your company’s 4.5% Senior Limited-Subordination Convertible Notes and 5% Senior Convertible Notes due 2021, based upon your disclosure in Footnote 2 and Footnote 11, it is not clear whether such guidance applied to your company’s 6% Senior Convertible Notes due 2029 (the “6% Convertible Notes”). In this regard, please tell us whether such guidance was applicable to the 6% Convertible Notes, as well as the reason(s) why or why not. If the “ASC 470 Update” was applicable, please expand your disclosure in Note 11 to include the disclosures outlined in FASB ASC Topic 470-20-50-3 through 50-6.

In Footnote 1(p) (page 89) of the Company’s 2009 Form 10-K the Company disclosed: “ASC 470 Update requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion (emphasis added)…” and the Company disclosed that the Company’s 4.5% Senior Limited-Subordination Convertible Notes and 5% Senior Convertible Notes due 2021 were within the scope of the ASC 470 Update. The Company’s 6% Senior Convertible Notes due 2029 (the “6% Convertible Notes”) do not have a cash settlement option on conversion. The 6% Convertible Notes may only be settled with shares of UAL common stock upon conversion. The 6% Convertible Notes cash settlement option described in Note 11 only applies upon a noteholder redemption rather than a noteholder conversion. In future Form 10-K filings the Company will clarify that the 4.5% Senior Limited-Subordination Convertible

Notes and 5% Senior Convertible Notes due 2021 may be settled in cash or shares of UAL common stock on conversion, whereas the 6% Convertible Notes may only be settled in shares on conversion.

Note 3. Asset Impairments and Intangible Assets

Aircraft and definite-lived intangible assets, page 93

27.	We note that in connection with the aircraft impairment tests performed as of February 28, 2009, you determined that two of your fleet types had a carrying value in excess of the estimated undiscounted cash flows that they are expected to generate. However, you also determined that the carrying value of each fleet type was not impaired, as each fleet’s fair value exceeded its respective carrying value. Based upon your disclosure on page 65 of the “Critical Accounting Policies” section of MD&A, it appears that you may have estimated the fair value of the two fleets based upon asset appraisals, published aircraft pricing guides, and/or recent transactions for similar aircraft (i.e., a market approach). In this regard, please (i) identify the fleet types that were determined to have carrying values in excess of undiscounted cash flow, projections and (ii) provide or explain the following information regarding your use of the market approach to evaluate each fleet for impairment:

•	the carrying value of each fleet as of February 28, 2009;

•

the specific market valuation approach(es) used to determine the fair value of each fleet (e.g., asset appraisals, comparisons to pricing guides, and comparisons to recent transactions), and your estimate of fair value under each method;

•	information regarding who performed the fair market valuations for each fleet (e.g., you or an independent third party);

•	the relative weight of consideration given to each market value approach, if multiple approaches were applied; and

•	any known reason(s) why your estimates of each fleet’s fair value under the market approach would be expected to exceed the projected cash flows expected to be generated from the use of each fleet.

As part of your response, also tell us (a) the amount by which each fleet’s carry value exceeded its projected undiscounted cash flows at February 28, 2009 and (b) whether the current carrying values of the fleets exceed your current undiscounted cash flow projections.

The two fleet types that had a carrying value in excess of the projected undiscounted cash flows as of February 28, 2009 were certain A330 aircraft and the B737-300 operating fleet. The following provides the additional information requested related to the impairment testing for each type:

A330 Aircraft

This aircraft type, which consists solely of three aircraft that are being leased to a third party and are not used in the Company’s passenger operations, had a carrying value of approximately $114 million as of February 28, 2009. The February 28, 2009 carrying value exceeded estimated undiscounted cash flows by approximately $6 million. The Company utilized a third-party pricing guide to obtain the estimated February 28, 2009 fair value of approximately $185 million for all three aircraft. The undiscounted cash flows included the estimated lease income over the remaining lease term and proceeds from the exercise of the fixed price purchase option by the lessee at the end of the lease term. As the exercise of the fixed price purchase option by the lessee is uncertain and subject to many external economic factors, the Company looks to the fair market value of the aircraft themselves when assessing impairment in step two of the test. As of December 31, 2009 and June 30, 2010, the carrying value of these aircraft did not exceed the estimated undiscounted cash flows.

B737-300 Fleet

This operating fleet consisted of two owned aircraft and twenty-four leased aircraft (accounted for as operating leases) that were still operating as of February 28, 2009. These fleet assets also included related aircraft spare parts. The total operating fleet carrying value was approximately $24 million as of February 28, 2009. The February 28, 2009 carrying value exceeded estimated undiscounted cash flows by approximately $32 million; i.e. the estimated net cash flows aggregated to a net cash outflow of approximately $8 million.

Please note that as of February 28, 2009, the Company was in the process of removing from operations its entire B737-300 fleet and the previously-grounded nonoperating B737-300 aircraft were not included in the undiscounted cash flow analysis for the remaining operating fleet. The Company separately obtained a third party appraisal that determined that nonoperating B737-300 aircraft as of February 28, 2009 were recorded at the lower of then-current carrying value or net realizable value.

The February 28, 2009 carrying value of the operating B737-300 fleet exceeded estimated undiscounted cash flows because the cash flow analysis included estimated cash outflows for all future aircraft rent obligations for the twenty-four leased aircraft. Future cash outflows for many of the leased aircraft included several years of future rent expense without associated future operating cash inflows from use in operations because the aircraft were planned to be removed from operations by the end of 2009. The primary source of estimated future cash inflows was the assumed proceeds from the sale of B737-300 fleet assets.

The Company utilized an independent appraisal company to estimate the fair value of the two B737-300 owned operating aircraft and the Company’s internal estimates to determine the fair value of the related aircraft spare parts. The February 28, 2009 estimated market value of the fleet assets closely approximated the carrying value; therefore, no impairment was indicated. As of June 30, 2010, the remaining owned and leased B737-300 aircraft have been removed from service and this entire fleet of nonoperating aircraft is recorded at estimated net realizable value as determined by a third party appraisal.

Intangibles, page 95

28.

We note that you have assigned the “Mileage Plus” database a weighted-average useful life of approximately seven years. However, the change in the related accumulated amortization balance between December 31, 2008 and December 31, 2009 does not appear to be reflective of the amortization expense that would be expected based upon a seven year useful life. In this regard, please explain why the change in the accumulated amortization balance between fiscal years 2008 and 2009 was substantially less than that which would be expected.

The Mileage Plus database asset is being amortized over a 21 year life. The Company developed a graded amortization schedule for this asset to recognize that the asset will produce the greatest benefit to the Company in the early years of the asset’s life because of expected customer attrition from the database that occurs over time. Therefore, greater amortization expense will occur in the early years of the asset life as compared to the expense that will be recognized later in the asset life. The ratio of expense each year to total expense was multiplied by each year of the asset life to obtain a “weighting” for each year. The weightings for each year were summed to arrive at the weighted average life of seven years.

Note 8. Retirement and Postretirement Plans, page 103

29.	Refer to the table on page 107, which discloses your company’s expected future benefit payments related to its retirement plans. Please tell us why the “Other Benefits” payments that you expect to make in future years are significantly less than the other benefits that were paid during fiscal years 2009 and 2008. If your table presents your company’s expected benefit payment obligations net of the contributions expected to be made net by your plans’ participants, please clarify such fact in your disclosure.

All of the Company’s expected future benefit payments, as shown on page 107 of the 2009 Form 10-K, are net of expected participant contributions. In future Form 10-K filings the Company will clarify that the expected future benefit payments disclosed are net of expected participant contributions.

Note 11. Debt Obligations and Card Processing Agreements, page 111

30.	We note that you have not disclosed the interest rate margins that are applicable to several of the variable rate debt instruments described in your footnote. Please revise your disclosure accordingly.

The Company’s interest rates disclosed in the footnote are the rates in effect as of December 31, 2009. Please note that the Company disclosed interest rate information related to both its fixed and variable rate debt obligations in Item 7A, “Quantitative and Qualitative Disclosures about Market Risk,” on page 70 of the 2009 Form 10-K. In addition, the Company believes that its interest rate disclosures in footnote 11 to the 2009 Form 10-K meet, in all respects, the disclosure requirements within the Accounting Standards Codification, and are consistent with the level of disclosure provided by the Company’s peers. The Company therefore believes that additional disclosures concerning interest rates on variable rate debt are not necessary.

Form 10-Q

Item 1. Financial Statements

Combined Notes to Condensed Consolidated Financial Statements

Note 2. New Accounting Pronouncements, Changes in Estimate and Change in Accounting, page 9

31.	Per your disclosure on page 10, you adopted a new methodology for recognizing “Mileage Plus” breakage during the first quarter of fiscal year 2010. This change in methodology appears to reflect a change in accounting policy, as evidenced by the preferability letter provided by your independent auditor. In this regard, please tell us why the change in accounting policy was not applied (i) retrospectively or (ii) by reflecting the cumulative effect of the change as of the beginning of the earliest period to which the new accounting principle can be applied. Refer to FASB ASC Topic 250-10-45-5 and 45-6 for further guidance. To the extent that the application of both of the aforementioned methods was deemed impracticable, please disclose such fact, as well as the reasons therefor. Refer to FASB ASC Topic 250-10-50-1(a)(4) for further guidance.

During the first quarter of 2010 the Company obtained additional historical data, previously unavailable, which enabled the Company to refine its estimate of the amount of breakage in the mileage population. This new data enables the Company to better identify historical differences between certain of its mileage breakage estimates and the amounts that have actually been experienced. As a result, the Company increased its estimate of the number of frequent flyer miles expected to expire. In conjunction with this change in estimate, the Company also adopted a change to the accounting methodology used to recognize Mileage Plus breakage. The new accounting method recognizes breakage as a component of the weighted average redemption rate on actual redemptions as compared to the prior method which recognized a pool of breakage dollars over an estimated redemption period.

Consistent with ASC 250-10-45-18, the Company believes this change in estimate is effected by a change in accounting principle and is appropriately accounted for prospectively. ASC 250-10-45-18 notes that, “the effect of the change in accounting principle, or the method of applying it, may be inseparable from the effect of the change in accounting estimate. Changes of that type often are related to the continuing process of obtaining additional information and revising estimates and, therefore, shall be considered changes in estimates for purposes of applying this Subtopic.” The Company believes this preferable change is related to the process of obtaining additional information and revising estimates.

Consistent with its past policy for reporting changes in mileage breakage estimates, the Company recorded the change in estimate prospectively and not as a cumulative effect. The Company believes this policy to be specifically applicable for changes in estimates of deferred revenues, as changes in the total amount of award credits expected to be redeemed do not affect the consideration that the Company received for supplying the awards, and, therefore, the amount of revenue is not itself remeasured. Instead, changes in the total amount of award credits expected to be redeemed will be reflected in the amount of revenue recognized in the current and future periods.

Note 10. Fair Value Measurements and Derivative Instruments

Derivative Instruments

Aircraft Fuel Hedges, page 15

32.	Per your disclosure, effective April 1, 2010, you designated substantially all of your outstanding fuel derivative contracts that settle in periods subsequent to June 30, 2010 as cash flow hedges under ASC Topic 815. We note that your election to designate fuel hedges as cash flow hedges deviates from your historical practice of primarily designating such hedges as economic hedges. In this regard, please tell us and disclose, as appropriate, the factors and/or considerations that resulted in the change in your accounting practice.

The Company elected to apply cash flow hedge accounting because many of the Company’s peers apply cash flow hedge accounting; and, therefore, designation of the Company’s fuel hedge contracts as cash flow hedges allows for a more meaningful comparison of its results of operations to that of its peers.

The Company believes that a decision to designate or not designate hedges is a choice afforded to the Company under the applicable guidance of ASC Topic 815 and that disclosure of its reasons for doing so is not required.

Schedule 14A

Corporate Governance, page 11

Risk Oversight, page 12

33.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management and the Human Resources Subcommittee of the UAL Board of Directors (the “HR Subcommittee”) concluded that disclosure was not necessary in response to Item 402(s) of Regulation S-K since there were not risks arising from the Company’s compensation policies and practices that were reasonably likely to have a material adverse effect on the Company. In coming to this conclusion, management reviewed with the HR Subcommittee the various elements of the Company’s compensation policies and practices, including base salaries, annual and long-term incentive compensation (including equity-based awards) and other compensation. Each element was evaluated separately and in the aggregate as it pertained to incentives and risk taking, whether intended or unintended. Special attention was given to programs having the potential for variable payouts where an individual participant might have the ability to directly affect, control, or impact payout results.

After performing this review, the HR Subcommittee determined that the Company’s compensation programs were aligned with the achievement of both long-term and short-term Company goals and that incentive compensation programs did not motivate the executive officers or employees to focus exclusively on short-term outcomes. In addition, equity-based awards were limited by the terms of the Company’s equity plans to a fixed maximum and were subject to long-term vesting to align the interests of executive officers and employees with those of the stockholders over time. Both management and the HR Subcommittee found the Company’s compensation programs to be structured with appropriate controls, objective measurements, review authorities, and payment methodologies that, in the aggregate, led to the conclusion that these programs were not reasonably likely to have a material adverse effect on the Company and therefore, no disclosure was necessary.

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Should you have any questions concerning the foregoing, please contact either of the undersigned at the numbers listed on the cover page of this letter.

Sincerely,

/S/ SCOTT A. BARSHAY
Scott A. Barshay

/S/ GEORGE E. ZOBITZ
GEORGE E. ZOBITZ

Max A. Webb

      Assistant Director

            Division of Corporation Finance

                U.S. Securities and Exchange Commission

          100 F Street, N.E.

                           Mail Stop 3561

                                 Washington, D.C. 20549

Copies to:

J. Nolan McWilliams

Jeffrey Sears

Lyn Shenk

U.S. Securities and Exchange Commission

Thomas J. Sabatino, Jr., Esq.

UAL Corporation

Jennifer L. Vogel, Esq.

Continental Airlines, Inc.

Kevin P. Lewis, Esq.

Gillian A. Hobson, Esq.

Vinson & Elkins LLP

Robert A. Profusek, Esq.

J. Mark Metts, Esq.

Jones Day